Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.:

001-39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. (“Osprey”) and BlackSky Holdings, Inc. (“BlackSky”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey, Osprey Technology Merger Sub, Inc. and BlackSky.

The following press release was issued on July 8, 2021:

BlackSky to Expand Presence in New Mexico

Geospatial Intelligence Company Looks to Add Office at NewSpace New Mexico

HERNDON, Va. – July 8, 2021 – BlackSky Holdings, Inc. (“BlackSky”), a leading technology platform providing real-time geospatial intelligence and global monitoring, today announced it is in the process of establishing a new office space at a facility created by NewSpace New Mexico, a non-profit organization that promotes New Mexico as a leading state in the space industry. The new office and collaboration space would allow BlackSky to expand its footprint and attract local talent in the Southwest region.

“Elected leaders such as Sen. Martin Heinrich understand the importance of building and fostering partnerships between businesses, government and the academic world to drive innovation,” said Brian E. O’Toole, CEO of BlackSky. “New Mexico’s space industry knowledge and expertise are considerable influences as BlackSky looks to establish a more permanent presence. This new facility would encourage valuable collaboration and enable BlackSky to attract top talent.”

NewSpace New Mexico is a shared environment that brings together industry, academia and the U.S. Air Force to foster innovation, collaboration and thought leadership. The building space includes large open areas and room for meetings and teamwork. Earlier today, BlackSky attended a ceremony where NewSpace New Mexico and Sen. Heinrich announced Unite & Ignite Space, a co-innovation hub to bring together resources, programming, and workspaces to support the growth of New Mexico’s space industry.

Caption: U.S. Senator Martin Heinrich (D-NM) (center); Casey Anglada DeRaad, Founder and CEO of NewSpace New Mexico (left); and Uyen Dinh, Vice President of Government Relations and Strategy for BlackSky (right) at an event on July 8, 2021, announcing Unite & Ignite Space.

Credit: BlackSky

“I was proud to help secure the funding for this agreement between the Air Force Research Lab and NewSpace New Mexico that will allow us to build the Unite & Ignite Space, a small satellite co-innovation hub right next to Kirtland Air Force Base,” said Sen. Heinrich. “We have an incredible opportunity to establish New Mexico as the best place in America for space innovation and the new careers that will create. Our local space innovation ecosystem has already built a strong track record by repeatedly setting the standard for how to develop novel space technologies at the speed of relevance. The Unite & Ignite Space and the overall MaxQ campus will allow us to create the right environment for both established companies who are looking to build a presence in New Mexico and for homegrown companies who want to expand and thrive.”

BlackSky is actively recruiting for a number of engineering, software development and satellite operations positions. Also, the company recently announced initiatives to accelerate its go-to-market plan including the expansion of its commercial sales force. Current career opportunities with BlackSky can be found on its website at https://www.blacksky.com/careers/.

Earlier this year, BlackSky announced a planned business combination with Osprey Technology Acquisition Corp. (NYSE: SFTW).

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About BlackSky Holdings, Inc.

BlackSky is a leading provider of real-time geospatial intelligence. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of data elements daily from its constellation as well as a variety of space, IoT, and terrestrial-based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service, Spectra AI, is powered by cutting-edge compute techniques including machine learning, artificial intelligence, computer vision, and natural language processing. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup. On February 17, 2021, BlackSky entered into a definitive agreement for a business combination (the “Merger Agreement”) with Osprey Technology Acquisition Corp. (“Osprey”) (NYSE: SFTW) that would result in BlackSky becoming a publicly listed company. For more information visit www.blacksky.com.

Media Contact

Colleen Moffitt

colleen@communiquepr.com

Office: 206-282-4923 ext. 113

Mobile: 206-979-4696

About Osprey

Osprey is a special purpose acquisition company, or SPAC, that was established as a collaboration between investment firms HEPCO Capital Management, led by Jonathan and Edward Cohen, and JANA Partners, led by Barry Rosenstein and with its SPAC initiative led by JANA Partner David DiDomenico, who serves as Osprey’s CEO, President, and Director. Osprey was formed to consummate a transaction with one or more transformative companies that have developed innovative software delivery platforms. For more information visit www.osprey-technology.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities (xiii) the performance of our third-party service providers, including our satellite manufacturer and launch providers, (xiv) risks related to delays or cancellations from current or expected customers, (xv) the risk that redemptions by Osprey’s public stockholders may require the combined company to seek additional equity and/or debt financing to fund its business plan, and (xvi) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed below and other documents filed by Osprey from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On May 13, 2021, Osprey filed a registration statement on Form S-4 with the SEC, as amended on June 25, 2021, which included a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 12, 2021, and in Osprey’s registration statement on Form S-4, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021, as amended on June 25, 2021.

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.